Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

October 20, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 20, 2021 The Nasdaq Stock Market (the "Exchange") received from Accretion Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, one right entitling the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination, and one-half of one redeemable warrant

Common stock, par value $0.001 per share

Rights, each right entitles the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination

Redeemable warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi